Exhibit 99.1

NewLead Holdings Ltd. Receives

NASDAQ Notification Related to Market Value of Listed Securities

PIRAEUS, Greece, December 24, 2013 /PRNewswire/ -- NewLead Holdings Ltd. (NEWL) (the “Company”) today announced that on December 23, 2013, the Company received notice from the Listing Qualifications Staff of The NASDAQ Stock Market LLC (“NASDAQ”) indicating that the Company did not satisfy the $50 million in market value of listed securities requirement for continued listing on The NASDAQ Global Select Market (the “Market Cap Requirement”), as set forth in Listing Rule 5450(b)(2)(A), for the prior 30 consecutive business days. In accordance with the NASDAQ Listing Rules, the Company has been granted a 180-day grace period, through June 23, 2014, to evidence compliance with the Market Cap Requirement. Compliance with the Market Cap Requirement can be achieved if the Company evidences a market value of listed securities of at least $50 million for a minimum of 10 consecutive business days, but generally for no more than 20 consecutive business days, during the grace period. The Company believes it can achieve compliance with the Market Cap Requirement during the grace period as it executes on its business plan, which contemplates the completion of additional acquisitions; however, there can be no assurance that the Company will be able to do so. Currently, the Company has approximately 29.7 million shares outstanding, which based on today’s closing price reflects a market capitalization of approximately $43.0 million

The Company previously attended a hearing before the NASDAQ Listing Qualifications Panel (the “Panel”) to address the Company’s non-compliance with the $1.00 bid price requirement. Compliance with the bid price requirement can be achieved if the Company’s common stock closes at or above $1.00 per share for a minimum of 10 consecutive business days, but generally for no more than 20 consecutive business days. To address the bid price deficiency, on December 6, 2013, the Company implemented a 1-for-3 reverse stock split, which has resulted in the Company evidencing a closing bid price of at least $1.00 per share for 13 consecutive business days as of December 24, 2013. The Company is awaiting the Panel’s decision with respect to its compliance with the $1.00 bid price requirement.

About NewLead Holdings Ltd.

NewLead Holdings Ltd. is an international, vertically integrated shipping and commodity company that manages product tankers and dry bulk vessels. NewLead currently owns three dry bulk vessels, which includes one newbuilding. NewLead owns a wash plant and a mine, the Viking mine in Kentucky, USA. NewLead’s common shares are traded under the symbol “NEWL” on the NASDAQ Global Select Market. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as "anticipate," "estimate," "project," "plan," and "expect," are intended to be ''forward-looking" statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as the creditworthiness of our counterparties, the reliability of reserve reports, our ability to extract or acquire coal to fulfill contracts, the consummation of conditional contracts, future operating or financial results; our liquidity position and cash flows, our ability to borrow additional amounts under our revolving credit facility and, if needed, to obtain waivers from our lenders and restructure our debt, and our ability to continue as a going concern; statements about planned, pending or recent vessel disposals and/or acquisitions, business strategy, future dividend payments and expected capital spending or operating expenses, including dry-docking and insurance costs; statements about trends in the product tanker and dry bulk vessel shipping segments, including charter rates and factors affecting supply and demand; expectations regarding the availability of vessel acquisitions; completion of repairs; length of off-hire; availability of charters; and anticipated developments with respect to any pending litigation. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead's filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor and Media Relations:
Elisa Gerouki
NewLead Holdings Ltd.
Telephone: + 30 213 014 8023
Email: egerouki@newleadholdings.com